Exhibit 99.1

TELUS Digital receives a non-binding proposal from TELUS Corporation

Vancouver, Canada – June 12, 2025 – TELUS Digital Experience (TELUS Digital or the Company) (NYSE and TSX: TIXT), a leading global technology company specializing in digital customer experiences, today announced the receipt of an unsolicited non-binding proposal (the Proposal) from TELUS Corporation (TSX: T, NYSE: TU) to acquire 100% of the outstanding multiple voting shares and subordinate voting shares of TELUS Digital not already owned by TELUS Corporation for a purchase price of US$3.40 per share.

The proposal is subject to several conditions, including satisfactory completion of due diligence, negotiation of a mutually acceptable acquisition agreement, securing support from key shareholders of TELUS Digital and final approval of the TELUS Corporation board of directors. Completion of the transaction contemplated by the Proposal is subject to compliance with applicable Canadian and U.S. securities laws, including receipt of a formal valuation, unless an exemption is available, and shareholder approval.

TELUS Digital’s board of directors intends to form a special committee comprised of independent directors to carefully review, evaluate and consider the Proposal.

TELUS Digital cautions the Company’s shareholders and others considering trading in TELUS Digital’s securities that no decisions have been made with respect to the Proposal. There can be no assurance that any binding offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated. TELUS Digital does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

No action is required by TELUS Digital shareholders at this time.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iXTM is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com.

TELUS Digital Investor Relations

Olena Lobach

(604) 695-3455

ir@telusdigital.com

TELUS Digital Media Relations

Ali Wilson

(604) 328-7093

media.relations@telusdigital.com

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